Exhibit 99.64
Consent of Independent Auditor
We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of OceanaGold Corporation (the Company) of our report dated February 18, 2026, relating to the consolidated financial statements as at and for the year ended December 31, 2025, which appears in Exhibit 99.12 to this Registration Statement on Form 40-F.
We also consent to reference to us under the heading “Interest of Experts” in the Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.2 which is incorporated by reference to this Registration Statement on Form 40-F.
/s/PricewaterhouseCoopers LLP
Vancouver, Canada
March 27, 2026